Exhibit 99.1

BitFuFu Announces March 2025 Bitcoin Mining and Operation Updates

SINGAPORE, April 9, 2025 - BitFuFu Inc. (“BitFuFu” or the “Company”) (NASDAQ: FUFU), a global leader in Bitcoin mining and comprehensive mining services, today announced its unaudited production and mining operations updates for March 2025.

Key Highlights:

●	Bitcoin Holdings: Held 1,847 Bitcoins (“BTC”) as of March 31, 2025, increased by 47 BTC compared to the balance as of the end of February 2025.

●	Bitcoin Production: Produced 234 BTC, including 58 BTC from self-mining operations and 176 BTC for cloud-mining customers.

●	Miner Energization: Except that a portion of miners were sold to customers, most of the 2,000 S21 XP miners ordered in November 2024 and the 4,000 S21+ miners ordered in December 2024, have finished energization in the Company’s secured datacenters in U.S. as of the end of March 2025, adding 1.1EH/s self-owned mining capacity to the Company’s management hashrate network.

“We accelerated the energization of our self-owned S21 series miners in March 2025, adding over 1 EH/s of highly efficient self-mining hashrate, amid ongoing market volatility,” said Leo Lu, Chairman and Chief Executive Officer of BitFuFu. “As global macroeconomic risks mount, Bitcoin’s resilience as a store of value is becoming increasingly evident. With one of the most efficient mining fleets in the industry and a fast-paced vertical integration strategy, we are rapidly reducing our operating costs and strengthening our competitive edge.”

Bitcoin Holdings and Production:

●	BTC Held: 1,847 BTC as of March 31, 2025[1], increased by 47 BTC compared to the balance as of the end of February 2025.

●	Self-Mining Production: 58 BTC, unchanged from February 2025.

●	Cloud-Mining Production: 176 BTC, representing a 9% increase from February 2025.

Hashrate Management:

●	Total Hashrate Under Management: 20.6 EH/s as of March 31, 2025.

●	Self-Owned Hashrate: 4.2EH/s, increased by 1.1EH/s or 35% compared to last month as the Company self-owned S21 series miners purchased in the fourth quarter of 2024 were energized in March 2025.

●	Cloud-Mining and Co-Hosting: 16.4 EH/s.

[1]	Includes 794 BTC pledged for loans and miner procurement payables and excludes BTC produced by cloud-mining customers

BitFuFu Announces March 2025 Bitcoin Mining and Operation Updates

●	Miner Energization:

●	Except that a portion of miners were sold to customers, most of the 2,000 S21 XP miners ordered in November 2024, and the 4,000 S21+ miners ordered in December 2024, have finished energization in the Company’s secured datacenters in U.S. in March 2025.

Power and Facilities:

●	Power Under Management: 478 MW total hosting capacity.

Mining Services:

●	Cloud-Mining Growth: Registered users reached 607,377 as of March 31, 2025.

Upcoming Conferences & Events:

●	April 16, 2025: Company to present at Jefferies Power x Coin Virtual Conference.

●	May 27-29, 2025: Company to participate and present at Bitcoin 2025 in Las Vegas.

●	May 29, 2025: Company to present at Lytham Partners Spring 2025 Investor Virtual Conference.

About BitFuFu Inc.

BitFuFu Inc. is a global leader in Bitcoin mining and comprehensive mining services, providing customers with one-stop solutions including cloud-mining. BitFuFu received early investment from BITMAIN, a world-leading digital asset mining hardware manufacturer, and remains BITMAIN’s strategic partner in the Bitcoin mining and mining services space.

BitFuFu is dedicated to fostering a secure, compliant, and transparent blockchain infrastructure, providing a variety of stable and intelligent digital asset mining solutions to a global customer base. Leveraging its expanding global mining facility network and strategic partnership with BITMAIN, BitFuFu enables institutional customers and digital asset enthusiasts to mine digital assets efficiently.

For more information, please visit https://ir.bitfufu.com/.

BitFuFu Announces March 2025 Bitcoin Mining and Operation Updates

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of BitFuFu’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause BitFuFu’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. All information provided in this press release is as of the date of this press release and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor inquiries, please contact:

Charley Brady

Vice President, Investor Relations

charley.b@bitfufu.com

For general inquiries, please contact:

BitFuFu Investor Relations

ir@bitfufu.com

BitFuFu Media Relations

pr@bitfufu.com

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